Exhibit 99.(a)(71)

MEDIA RELEASE

Gold Fields welcomes decision of
Competition Appeal Court

Johannesburg, 26 November 2004. The Board of Directors (the “Board”) of Gold Fields Limited (GFI: JSE and NYSE) welcomed the decision of the Competition Appeal Court in South Africa (the “Court”) that the early settlement offer by Harmony Gold Mining Company (“Harmony”) for Gold Fields is a notifiable merger for competition purposes and may not be implemented prior to its notification and approval.

In their ruling, the Court interdicted and restrained Harmony from voting or exercising any rights attaching to any Gold Fields shares which it may acquire under the early settlement offer or otherwise until approval for the early settlement offer has been obtained from the competition authorities.

Harmony was also ordered to pay Gold Fields’ costs.

Ian Cockerill, Chief Executive of Gold Fields, commented:

“We have been vindicated. Our objective from the outset has been to protect our shareholders’ interests. This ruling upholds our view that the nature of Harmony’s hostile two-stage offer was unfair and designed to evade proper regulatory scrutiny and disenfranchise the majority of our shareholders.

This is a victory for shareholder democracy. It is also a victory for South Africa and proof of the strength of its regulatory environment.

We urge shareholders to reject the Harmony offer; keep their options open and not tender their shares.”

ends

For more information please visit
http://www.goldfields.co.za

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.